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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-

Consolidated Financial Statements

For the three-month periods ended

March 31, 2013 and 2012

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Dentons Canada LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

Suite 900

1450 Creekside Drive

Vancouver, British Columbia

V6J 5B3

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2013 and 2012

 (Expressed in Canadian dollars)

	Notes	2013	2012

Mineral Property Operations
Revenue
Sale of property interest		2,760,000	-
Other revenue		10,089	16,583
	14	2,777,089	16,583
Expenses
Acquisition expenditures	3	59,152	57,798
Depreciation and amortization	3	49,510	59,055
Exploration expenditures	3	435,549	870,898
		544,211	987,751
Income (loss) from mineral property operations		2,225,878	(971,208)
Salaries and employee benefits		121,326	408,682
Consulting and outsourced services		79,909	16,859
Depreciation and amortization		9,748	13,871
Investor relations		26,155	61,152
General and administrative expenses		133,881	119,055
Share-based compensation		33,099	140,090
		404,119	759,709
Operating income (loss)		1,821,759	(1,730,877)
Gain on sale of financial assets		-	-
Loss on write-down of assets		-	-
Gain on sale of equity investment		-	3,486
Foreign exchange (loss) gain		4,800	11,420
Finance revenue (net)		5,277	(407)
Income (loss) before income tax		1,831,836	(1,716,378)
Income tax recovery		2,722	2,558
Income (loss) before discontinued operations		1,834,558	(1,713,820)
Discontinued operations		-	-
Income (loss) for the period		1,834,558	(1,713,820)
Available-for-sale financial assets
Current period unrealized (loss)		-	(2,674)
Tax effect of changes in other comprehensive loss		-	(444)
Comprehensive income (loss) for the period		1,834,558	(1,716,938)
Income (loss) per common share Basic and diluted		0.02	(0.02)
Basic and diluted from continuing operations		0.02	(0.02)
Weighted average shares outstanding Basic and diluted		99,253,559	99,253,559

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Financial Position

As at March 31, 2013 and December 31, 2012

 (Expressed in Canadian dollars)

	Notes	March 31, 2013	December 31, 2012

Current assets
Cash and cash equivalents		$ 3,803,071	$ 3,377,446
Restricted cash	4	61,248	61,248
Trade and other receivables		337,254	230,738
Prepaid expenses and deposits		102,981	153,673
Other financial assets	5	2,016,016	868,146
		6,320,570	4,691,251
Non-current assets
Property and equipment	7	660,041	708,209
Restricted cash	4	79,089	78,740
		739,130	786,949
Total assets		$ 7,059,701	$ 5,478,200
Current liabilities
Accounts payable and accrued liabilities	8	362,065	$ 541,780
Due to related parties	9	-	19,992
Rehabilitation provisions		48,000	48,000
		410,065	609,772
Non-current liabilities
Rehabilitation provisions		251,925	246,802
		251,925	246,802
Total liabilities		661,990	856,574
Shareholders’ equity
Share capital	11	96,124,498	96,124,498
Share warrant reserve	12	8,368,728	8,368,728
Share option reserve	13	9,246,113	9,192,457
Other comprehensive loss		(574,014)	(461,885)
Deficit		(106,767,614)	(108,602,172)
		6,397,711	4,621,626
Total liabilities and shareholders’ equity		$ 7,059,701	$ 5,478,200
Approved by the Board:
“Jason Weber”		“Bipin Ghelani”
Director		Director

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

 (Expressed in Canadian dollars)

	Note	Shares	Share Capital	Share Option Reserve	Share Warrant Reserve	Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2012		99,253,559	96,124,498	8,596,685	8,368,728	(375,770)	(103,695,418)	9,018,723
Loss and comprehensive loss		-	-	-	-	(3,118)	(1,713,820)	(1,716,938)
Share-based compensation		-	-	252,091	-	-	-	252,091
Balance at March 31, 2012		99,253,559	96,124,498	8,848,776	8,368,728	(378,888)	(105,409,238)	7,553,876
Loss and comprehensive loss		-	-	-	-	(585,099)	(21,658,548)	(22,243,647)
Share-based compensation		-	-	3,158,318	-	-	-	3,158,318
Issue of shares for cash on short-form prospectus		15,065,000	17,324,750	-	-	-	-	17,324,750
Value attributable to warrants issued in short-form prospectus		-	(4,593,089)	-	4,593,089	-	-	-
Issued for cash on exercise of options/warrants		4,685,861	4,032,611	-	-	-	-	4,032,611
Fair value of options/warrants exercised		-	1,779,987	(26,848)	(1,753,139)	-	-	-
Share issue costs		-	(1,324,487)	-	-	-	-	(1,324,487)
January 1, 2013		99,253,559	$ 96,124,498	$ 9,192,457	$ 8,368,728	$ (461,885)	$ (108,602,172)	$ 4,621,626
Loss and comprehensive loss		-	-	-	-	(112,129)	1,834,558	1,722,428
Share-based compensation		-	-	53,656	-	-	-	53,656
Balance at March 31, 2013	11	99,253,559	$ 96,124,498	$ 9,246,113	$ 8,368,728	$ (574,014)	$(106,767,614)	$ 6,397,711

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

 (Expressed in Canadian dollars)

	Notes	2013	2012
Cash flows from operating activities
Net loss		$ 1,834,558	$ (1,713,820)
Items not affecting cash
Depreciation and amortization		49,510	72,926
Foreign exchange gain		-	(5,272)
Deferred tax		-	-
Gain on sale of investments and assets		-	-
Share-based compensation		53,656	252,091
Option proceeds related to investing activities		(1,260,000)	(6,000)

Changes in non-cash working capital
Increase (decrease) in rehabilitation provisions		5,123	-
Decrease (increase) in accounts receivable		(106,516)	597,745
Decrease (increase) in prepaid expense and deposits		50,693	102,225
Increase (decrease) in accounts payable and accrued liabilities		(199,707)	(323,076)
Net cash flows from operating activities		427,317	(1,023,181)

Cash flows from investing activities
Restricted cash		-	5,489
Proceeds from sale of marketable securities		-	-
Payment of rehabilitation expenses		(349)	-
Purchase of property and equipment		(1,343)	(28,514)
Net cash flows from investing activities		(1,692)	(23,025)

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	-
Payments of share issue costs		-	-
Proceeds from sale of assets		-	-
Net cash from (used in) financing activities		-	-

(Decrease) increase in cash and cash equivalents		425,625	(1,046,206)
Cash and cash equivalents, beginning of period		3,377,446	6,800,283
Exchange differences on cash and cash equivalents		-	-
Cash and cash equivalents, end of period		$ 3,803,071	$ 5,754,077
Cash and cash equivalents are comprised of:
Cash		2,781,034	2,786,574
Term deposits		1,022,037	2,967,503
		$ 3,803,071	$ 5,754,077
Supplemental Information:
Income taxes (recovered) paid		(2,722)	-
Interest received		5,266	-
Interest paid			407
Option proceeds received (in the form of marketable securities) for mineral property interests	18	1,260,000	6,000

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

(Expressed in Canadian Dollars)

1.

Nature of Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the Toronto Stock Exchange’s Venture exchange under the symbol “KSK”.

2.

Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are in effect at March 31, 2013.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.  These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on May 29, 2013.

Going concern

These consolidated condensed interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

(Expressed in Canadian Dollars)

may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company as at March 31, 2013.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are fully eliminated.

Comparative changes

To conform to the presentation used in the current period, the Company reclassified $59,055 of depreciation and amortization expenses on the Statement of Loss and Comprehensive loss for the period ended March 31, 2012 from Operating Expenses to Mineral Property Operations.  This change in presentation did not affect the reported loss or comprehensive loss for the years ended December 31, 2011 or December 31, 2010.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.

Mineral property expenditures

The Company’s expenditures on mineral property operations can be characterized as follows:

	Three months ended March 31
	2013	2012

Mineral Property Operations
Acquisition expenditures	$ 59,152	$ 57,798
Depreciation and amortization	49,510	59,095
Exploration Expenditures
Assays and analysis	6,537	1,513
Camp and support	2,662	7,967
Communications	5,919	9,964
Community CSR	30,965	32,088
Consultants - Geological	34,796	86,315
Consultants - Geophysical	170,770	50,793
Consultants – Engineering	15,130	-
Data management and maps	64	2,735
Drilling and trenching	-	46,555
Equipment	137	866
Filing fees, licences and permits	-	31,627
Fixed wing aircraft	5,357	9,040
Fuel	58	6,614
Helicopter	-	9,536
Materials and supplies	1,062	5,932
Rent	6,753	10,625
Repairs and maintenance	613	10,705
Salaries and employee benefits	278,823	405,509
Share-based compensation	20,557	112,002
Travel	1,568	27,382
Utilities	305	-
	$ 582,076	$ 867,767
Rehabilitation obligation	-	-
Exploration reimbursements	(150,059)	(5,711)
Environmental costs and site preparation	3,532	8,842
Total Exploration Expenditures	$ 435,549	$ 870,898
Total Mineral Property Expenditures	$ 544,211	$ 987,791

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

4.

Restricted cash

Restricted cash of $140,337 (December 31, 2012 - $139,988) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits.

	March 31 2013	December 31 2012
Current - within one year	$ 61,248	$ 61,248
Non-Current – greater than one year	79,089	78,740
Total	$ 140,337	$ 139,988

5.

Other Financial Assets

Other financial assets consist of marketable securities classified as available-for-sale since their initial recognition.  Unrealized gains or losses are recorded in other comprehensive income.

Fair values

The Company has the following financial instruments carried at fair value:

	Financial instrument classification	Fair Value
		March 31	December 31
		2012	2012
Financial Assets
Arcus Development Group Inc.	Available-for-Sale	$2,000	$2,500
Brixton Metals Corporation	Available-for-Sale	1,296,250	121,875
Cayman Ventures Corporation	Available-for-Sale	1,500	1,500
Evrim Metals Corporation	Available-for-Sale	359,810	301,475
Desert Star Resources Ltd. (formerly First Graphite Corp.)	Available-for-Sale	900	1,100
Laurion Minerals Exploration	Available-for-Sale	12,500	12,500
Independence Gold	Available-for-Sale	20,000	28,666
Millrock Resources Inc.	Available-for-Sale	190,000	240,000
New Gold Inc.	Available-for-Sale	133,056	158,530
		$2,016,016	$868,146

All of financial assets classified as available-for sale were designated as such on initial recognition. Unrealized gains or losses are recorded in other comprehensive income.

During the period the Company received seven million shares of Brixton Metals Corporation (“Brixton”).  These shares were recorded at the trading value of Brixton on the TSX Venture Exchange on the date they were issued.  The company is restricted from trading these shares based on the following schedule:

1,750,000 – June 27, 2013

1,750,000 – August 26, 2013

1,750,000 – November 26, 2013

1,750,000 – February 26, 2014

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value using one of the following valuation techniques:

Level 1:

Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:

Other techniques for which all inputs have a significant effect on the recorded fair value that are not observable, either directly or indirectly.

Level 3:

Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use Level 1 valuation techniques, being the closing bid price of the shares as quoted on a public exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at March 31, 2012:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 2,016,016	$ -	$ -	$ 2,016,016

There were no other transfers between levels of the fair value hierarchy during the period.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2012:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 868,146	$ -	$ -	$ 868,146

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

6.

Interests in joint ventures

Kiska, jointly with other participants, owns certain mineral property exploration assets.  Kiska’s share is detailed below:

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% net smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property option, which formed part of the Redton Project and required the Company to make annual advanced royalty payments of $20,000, was terminated on September 27, 2012.

The Company reduced the Redton claim package on September 27, 2012. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren or Redton Resources net smelter royalties. Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company during the year.  Management is seeking a partner to advance Redton in 2013.

Yukon

Snowcap (formerly Boulevard) Property

Kiska owns 40% of the Boulevard Property which was staked with AuRico Gold (formerly Northgate Minerals) (60%).

The Company previously signed an option agreement with Independence Gold Corp (“Independence”) (formerly Silver Quest Resources Ltd.) whereby Independence can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $64,000), issuing an aggregate of 400,000 shares (issued 320,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% NSR on the property, with Independence having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Independence will issue additional shares and the 1% NSR will be extended to the new claims with the right to Independence to buy back 0.5% NSR for $500,000. To date, the Company has received an additional 100,000 common shares of Independence upon staking new claims within this project area.

In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock to Kiska.

Wernecke Breccias

The Company previously signed an agreement with Newmont Mining Corp (“Newmont”) (formerly Fronteer Development Company Inc.) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A joint venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The Company has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

7.

Property and Equipment

	Exploration equipment	Computer equipment & Software	Office equipment & leaseholds	Total
Cost
As at January 1, 2012	$ 1,284,209	$ 392,335	$ 154,219	$ 1,830,763
Additions	5,556	27,177	-	32,733
Written off	-	(219,114)	(2,729)	(221,843)
As at December 31, 2012	$ 1,289,765	$ 200,398	$ 151,490	$ 1,641,653
Additions	11,091	-	-	11,091
Written off	-	-	-	-
As at March 31, 2013	$ 1,300,856	$ 200,398	$ 151,490	$ 1,652,744
Accumulated Depreciation
As at January 1, 2012	$ (480,592)	$ (324,537)	$ (85,890)	$ (891,019)
Depreciation	(194,128)	(59,021)	(11,119)	(264,268)
Written off	248,522	-	-	221,843
As at December 31, 2012	$ (674,720)	$ (164,444)	$ (94,280)	$ (933,444)
Depreciation	(46,698)	(9,811)	(2,750)	(59,259)
Written off	-	-	-	-
As at March 31, 2013	$ (721,418)	$ (174,255)	$ (97,030)	$ (992,703)
Net book value:
As January 1, 2012	$ 803,617	$ 67,798	$ 68,329	$ 939,744
At December 31, 2012	$ 615,045	$ 35,954	$ 57,210	$ 708,209
At March 31, 2013	$ 579,438	$ 26,143	$ 54,460	$ 660,041

8.

Accounts payable and accrued liabilities

	2013	2012
Trade payables	$ 182,216	$ 321,911
Accrued liabilities	179,850	179,840
Vacation Payable	-	40,029
	$ 362,066	$ 541,780

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

9.

Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the controlled subsidiaries listed in the following table:

	Country of Incorporation	Equity Interest
		2013	2012
Rimfire Australia Pty Ltd.	Australia	100%	100%
Geoinformatics Exploration Canada Limited	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Geoinformatics Alaska Exploration Inc.	USA	100%	100%
GXL USA, Inc. (Note 1)	USA	-	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) On February 1, 2013 the Company was notified that it had completed all requirements under the Utah State Tax Commission to withdraw from the State of Utah allowing the Company to complete the dissolution of GXL USA Inc.

Kiska Metals Corporation is the ultimate parent of the Company.

The Company’s related parties include its subsidiaries and key management personnel.  Transactions with related parties for goods and services are made on normal commercial terms and are measured at the exchange amounts agreed to by the parties.

The remuneration of the Company’s directors and other key management personnel is as follows:

	2013	2012
Short-term employee benefits	$ 153,123	$ 213,119
Post-employment pension and medical benefits	4,262	3.956
Canada Pension Plan	7,489	8,331
Share-based payments	53,656	252,091
Consulting services	13,328	13,132
	$ 231,858	$ 490,629

Short-term employee benefits include salaries payable within twelve months of the balance sheet date and other annual employee benefits.  The company incurred the following expenses with other related parties:

	2013	2012
Geological consulting and management services	$ -	$ 48,334

As at December 31, 2012 the company was indebted to related parties for the following expenses:

	2013	2012
Consulting services	-	$ 19,992

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

Geological consulting and management service fees were paid to a company jointly controlled by an officer of the Company.

10.

  Mineral Property Interests

One of the Company’s officers indirectly owns an interest in a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.

11.

 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  Fully paid ordinary shares carry one vote per share and carry dividend rights. Share-based compensation is limited to 10% of issued and outstanding shares.

12.

 Warrants

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of warrants	Weighted average exercise price

Outstanding, January 1, 2012	11,691,421	$ 1.43
Expired	(11,691,421)	1.43
Outstanding, March 31, 2013	-	$ -

There were no warrants issued or exercised during the period ended March 31, 2013 or the year ended December 31, 2012.  On March 23, 2013 all of the company’s remaining outstanding warrants expired.

13.

 Share Based Compensation

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2012	8,152,807	0.95
Forfeited	(272,500)	0.69
Expired-Naturally	(576,866)	2.13
Expired-Vested	(897,500)	0.83
Outstanding, March 31, 2013	6,405,941	$ 0.88
Options exercisable at end of period	6,050,941	$ 0.89

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

The following is a summary of stock options outstanding as at the date of this report:

Number of options outstanding	Number exercisable	Exercise price per option	Expiry date	Weighted average remaining life (years)

60,900	60,900	0.98	July 2013	0.29
163,125	163,125	0.17	December 2013	0.72
65,250	65,250	0.25	March 2014	0.92
366,666	366,666	0.45	March 2014	0.97
970,000	970,000	0.90	December 2014	1.71
250,000	250,000	1.00	June 2015	2.24
1,785,000	1,785,000	0.87	July 2015	2.28
1,180,000	1,180,000	1.35	February 2016	2.88
1,530,000	1,183,750	0.70	June 2016	3.24
35,000	26,250	0.29	December 2016	3.73
6,405,941	6,050,941			2.39

14.

 Revenue

Option payments have been received during the year in respect of the Company’s joint ventures, as follows:

	2013	2012
Sale of property interest	2,760,000	-
Other revenue	10,089	16,583
	$ 2,770,089	$ 16,583

On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million shares of Brixton.  Kiska now holds 7.63 million shares, or 8.1% of Brixton's outstanding shares. The sale of the Thorn Property is part of the Company's ongoing strategy of generating capital and putting this funding to its portfolio of mineral projects.

15.

  Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Company’s financing (including finance costs and finance income) and income taxes are managed on a Company basis and are not allocated to operating segments.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

March 31, 2013
	USA	Australia	Canada	Consolidated
Revenue
Option and management fees	$ -	$ -	$ -	$ -
Sale of property interest	-	-	2,760,000	2,760,000
Other revenue	10,089	-	-	10,089
Total Revenue	$ 10,089	$ -	$ 2,760,000	$ 2,770,089
March 31, 2013
Non-current assets
Property and equipment	$ 101,633	$ 558,408	-	$ 660,041
Restricted cash	-	10,689	68,400	79,089
Total Non-Current Assets	$ 101,633	$ 569,097	$ 68,400	$ 739,130

March 31, 2012
	USA	Australia	Canada	Consolidated
Revenue
Option and management fees	$ -	$ -	$ 6,571	$ 6,571
Sale of property interest	-	-	-	-
Other revenue	10,012	-	-	10,012
Total Revenue	$ 10,012	$ -	$ 6,571	$ 16,583
December 31, 2012
Non-Current Assets
Property and equipment	$ 594,640	$ -	$ 113,569	$ 708,209
Restricted cash	-	10,340	68,400	78,740
Total Non-Current Assets	$ 594,640	$ 10,340	$ 181,969	$ 786,949

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

16.

 Capital commitments and other contingencies

a)

Operating lease commitments – Company as lessee

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

December 31, 2012
Within one year	$ 285,461
After one year but no more than five years	362,733
More than five years	-
$ 648,194

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for the three months ended March 31, 2013 was $64,303 (2012: $211,629).

b)

Mineral property commitments

The Company has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Company without recourse.

British Columbia

i)

Gillis Property

The Company previously signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which may be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 ($90,000 paid) on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.  The Company has elected not to make the final option payment of $75,000 due to the underlying vendor and the option agreement has now been terminated.

ii)

Kliyul Property

The Company owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

iii)

RDN and Grizzly Properties

The Company has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company has 100% interest in the LL

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

iv)

Thorn Property

On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million shares of Brixton.  Kiska now holds 7.63 million shares, or 8.1% of Brixton's outstanding shares..

v)

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

vi)

Quesnel Trough Property

The Company owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.  Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest.

Alaska

vii)

Copper Joe Property

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

viii)

 Goodpaster Properties

The Company holds a 100% interest in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000.  The Company must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

March 31, 2013 and 2012

 (Expressed in Canadian Dollars)

ix)

Whistler Property

The Company owns 100% of the Whistler property, subject to a 2% NSR to MF2, LLC.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Australia

x)

Lachlan Fold Belt Project

The Company owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Company has a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet”) giving Inmet the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Company of Australian $250,000 (received $50,000).

Inmet Mining (Australia) Pty. Ltd. (“Inmet”) was recently acquired by First Quantam Minerals Ltd. (“First Quantam”) who have informed the Company that they have no intention in exploring in the Lachlan Fold Belt.

xi)

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.  In the 2012 calendar year the Company earned a 50% interest in one of the mining tenements and is now in the process of earning a 100% interest in that tenement.  The Company withdrew from earning an interest on two other tenements.